STARFIELD RESOURCES INC.
Suite 420, 625 Howe Street
Vancouver, BC, V6C 2T6
Tel: 604-608-0400 Fax: 604-608-0344
Toll Free 887-233-2244
E-mail: corporate@starfieldres.com

News Release

SRU:TSX-V	December 29, 2004

$400,000 PRIVATE PLACEMENT

Starfield Resources Inc. (the “Company”) announces a Private Placement in the amount of $400,000 with Augen Limited Partnership 2004-I consisting of 888,890 Flow Through Common Shares at $0.45 per share.

The funds raised will be allocated to the 2005 exploration program at the Company's wholly owned Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project in Nunavut, Canada.

For further information please contact Glen Indra, President and CEO.

ON BEHALF OF THE BOARD OF DIRECTORS

“Glen Indra”

Glen Indra
President & CEO

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.